

Mail Stop 3561

December 18, 2017

Timothy J. Gallagher
Chief Financial Officer
Genesee & Wyoming Inc.
20 West Avenue
Darien, Connecticut 06820

     Re: Genesee & Wyoming Inc.
             Form 10-K for the Year Ended December 31, 2016
             Filed March 1, 2017
             Form 8-K furnished October 31, 2017
             File No. 001-31456

Dear Mr. Gallagher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Furnished October 31, 2017

Exhibit 99.1

1. We note your disclosure of free cash flow before new business investments and free cash flow and free cash flow attributable to G&W. Given that free cash flow is typically calculated as cash from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, please revise the title of these measures to something similar to ``Adjusted Free Cash Flow´´ to alert your investors that it has been adjusted from the measure typically referred to as ``Free Cash Flow.´´ Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP measures issued on May 17, 2016.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Office of Transportation and Leisure